

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

April 28, 2017

Steven Yariv
Chief Executive Officer
PetroTerra Corp.
980 N. Federal Highway, Suite 304
Boca Raton, FL 33432

   **Re: PetroTerra Corp.
     Form 8-K
     Filed April 5, 2017
     File No. 001-34970**

Dear Mr. Yariv:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please amend your filing to provide the signature page required by Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3680 with any questions you may have.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Advisor
Office of Transportation and Leisure